UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026
Commission File Number
000-12033

LM ERICSSON TELEPHONE COMPANY
(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista
SE-164 83, Stockholm, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x] Form 40-F [ ]

Announcement of LM Ericsson Telephone Company, November 2, 2026 regarding “Share buybacks in Ericsson during the period October 26 - October 30, 2026”

Exhibits

Exhibit 99.1    Announcement of LM Ericsson Telephone Company, November 2, 2026 regarding “Share buybacks in Ericsson during the period October 26 - October 30, 2026”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By: /s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer
Date: November 2, 2026